

03 JUL 31 7:21

Rule 12g3-2(b) File No. 825109

21 July 2003



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon (Ms)
Group Company Secretary

Enclosure

dlw 7/21

MASNET No. 28 OF 21.07.2003
Announcement No. 28

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

Appointment Of Independent Director

SembCorp Industries Ltd
(Incorporated in the Republic of Singapore)

Board of Directors

SembCorp Industries is pleased to announce the appointment of Dr Vichit Suraphongchai as a Director of the Company from July 21, 2003. Particulars of Dr Vichit are set out in the Masnet template – Appointment of Independent Director.

BY ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary
July 21, 2003

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 21/07/2003 to the SGX

MASNET No. 27 OF 21.07.2003
Announcement No. 27

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

Announcement Of Appointment Of Independent Director

Date of appointment:	21/07/2003
Name:	Dr. Vichit Suraphongchai
Age:	58
Country of principal residence:	Thailand
Whether appointment is executive, and if so, the area of responsibility:	Non-executive
Working experience and occupation(s) during the past 10 years:	Minister Ministry of Transportation and Communications (From 1994 to 1995) President Bangkok Bank Public Company Limited (From 1992 to 1994) Chairman Radanasin Bank Public Company Limited (From 1998 to 1999) Chairman Radanatun Finance Public Company Limited (From 1998 to 2000) Vice President Thai-Japanese Association (From 1997 to 2002) Director CapitaLand Financial Limited (From 2002 to current) Member Asian Institute of Technology (From 2001 to current) Member Thai Airways International Public Co., Ltd (From 2001 to current) Member International Council, Asia Society (From 1999 to current) Member CapitaLand Limited IAP (From 2000 to current) Member Asia Business Council (From 2002 to current) Chairman of Executive Committee Siam Commercial Bank Public Company Limited (From 1999 to current)

Other directorships

Past (for the last five years)

Minister
Ministry of Transportation and Communications
(From 1994 to 1995)

President
Bangkok Bank Public Company Limited
(From 1992 to 1994)

Chairman
Radanasin Bank Public Company Limited
(From 1998 to 1999)

Chairman
Radanatun Finance Public Company Limited
(From 1998 to 2000)

Vice President
Thai-Japanese Association
(From 1997 to 2002)

Present

Director
CapitaLand Financial Limited
(From 2002 to current)

Member
Asian Institute of Technology
(From 2001 to current)

Member
Thai Airways International Public Co., Ltd
(From 2001 to current)

Member
International Council, Asia Society
(From 1999 to current)

Member
CapitaLand Limited IAP
(From 2000 to current)

Member
Asia Business Council
(From 2002 to current)

Chairman of Executive Committee
Siam Commercial Bank Public Company Limited
(From 1999 to current)

Advisor
Bureau of the Crown Property
(From 1997 to current)

Shareholding in the listed issuer and its subsidiaries:	None
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries:	None
Conflict of interest:	None

Declaration by a Director, Executive Officer or Controlling Shareholder
(As required per Appendix 2.4)

1(a) Were you in the last 10 years involved in a petition under any bankruptcy laws in any jurisdiction filed against you ?
○ Yes ● No

1(b) Were you in the last 10 years a partner of any partnership involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a partner?
○ Yes ● No

1(c) Were you in the last 10 years a director or an executive officer of any corporation involved in a petition under any bankruptcy laws in any jurisdiction filed against it while you were such a director or executive officer ?
○ Yes ● No

2. Are there any unsatisfied judgements outstanding against you ?
○ Yes ● No

3. Have you been convicted of any offence, in SIngapore or elsewhere, involving fraud or dishonesty punishable with imprisonment for 3 months or more, or charged for violation of any securities laws? Are you the subject of any such pending criminal proceeding ?
○ Yes ● No

4. Have you at any time been convicted of any offence, in Singapore or elsewhere, involving a breach of any securities or financial market laws, rules or regulations ?
○ Yes ● No

5. Have you received judgment against you in any civil proceedings in Singapore or elsewhere in the last 10 years involving fraud, misrepresentation or dishonesty? Are you the subject of any such pending civil proceeding ?
○ Yes ● No

6. Have you been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any corporation?
○ Yes ● No

7. Have you ever been disqualified from acting as a director of any company, or from taking part in any way directly or indirectly in the management of any company?
○ Yes ● No

8. Have you been the subject of any order, judgement or ruling of any court of competent jurisdiction, tribunal or governmental body permanently or temporarily enjoining you from engaging in any type of business practice or activity ?
○ Yes ● No

9. Have you , to your knowledge, in Singapore or elsewhere, been concerned with the management or conduct of affairs of any company or partnership which has been investigated by an inspector appointed under the provisions of the Companies Act, or other securities enactments or by any other regulatory body in connection with any matter involving the company, or partnership occurring or arising during the period when you were so concerned with the company, or partnership?
○ Yes ● No

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 21/07/2003 to the SGX